SECURITIES AND EXCHANGE COMMISSION

Washington, D. C.

FORM U-3A-2

STATEMENT BY HOLDING COMPANY

CLAIMING EXEMPTION

UNDER RULE U-3A-2 FROM THE

PROVISIONS OF THE

PUBLIC UTILITY HOLDING COMPANY

ACT OF 1935

* * * * *

File No. 69-291

SW Acquisition, L.P.

(Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 (“Act”), and submits the following information:

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (“EWG”) or foreign utility company in which claimant directly or indirectly holds an interest:

Name	State of Organization	Location and Nature of Business
SW Acquisition, L.P. (“Claimant”)	Texas	2 Robbins Lane, Suite 201 Jericho, NY 11753 Holding Company

TNP Enterprises, Inc. (“TNP Enterprises”)	Texas	2 Robbins Lane, Suite 201 Jericho, NY 11753 Holding Company

Texas-New Mexico Power Company	Texas	P. O. Box 2943 Fort Worth, TX 76112 Electric Utility Company

First Choice Power, L. P. (1)	Texas	P. O. Box 2943 Fort Worth, TX 76112 Limited partnership that provides services to First Choice Power Special Purpose, L. P.

First Choice Power Special Purpose, L. P. (2)	Texas	P. O. Box 2943 Fort Worth, TX 76113 Retail electric provider, as defined in Texas Public Utility Regulatory Act

First Choice Special Purpose GP, LLC(3)	Delaware	P. O. Box 2943 Fort Worth, TX 76113 General Partner of First Choice Power Special Purpose, L.P.

First Choice Power GP, LLC	Delaware	P. O. Box 2943 Fort Worth, TX 76113 General Partner of First Choice Power, L. P.

TNP Operating Company	Texas	P. O. Box 2943 Fort Worth, TX 76113 General purpose corporation (presently inactive)

Texas Generating Company, L.P. (4)	Texas	P. O. Box 2943 Fort Worth, TX 76113 General purpose limited partnership (presently inactive)

Texas Generating Company II, LLC(5)	Texas	P. O. Box 2943 Fort Worth, TX 76113 General purpose limited liability company (presently inactive)

Facility Works, Inc.	Texas	P. O. Box 2943 Fort Worth, TX 76113 General purpose corporation

(1)	TNP Enterprises owns a 99.5% limited partnership interest. First Choice Power GP, LLC, the general partner, owns the remaining 0.5% partnership interest.
(2)	First Choice Power, L.P. owns a 99.5% limited partnership interest. First Choice Special Purpose GP, LLC, the general partner, owns the remaining 0.5% partnership interest.
(3)	First Choice Special Purpose GP, LLC is a wholly owned subsidiary of First Choice Power GP, LLC.
(4)	TNMP owns a 99% limited partnership interest. Texas Generating Company II, LLC, the general partner, owns the remaining 1% interest.
(5)	A wholly owned subsidiary of Texas-New Mexico Power Company.

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2. A brief description of the properties of claimant and of each subsidiary public utility company, used for the generation, transmission, and distribution of electric energy for sale, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized, and all transmission lines which deliver or receive electric energy at the borders of such States:

TNP Enterprises is a wholly owned subsidiary of SW Acquisition, L.P. SW Acquisition, L.P. is run by SW I Acquisition GP, L.P., a single purpose limited partnership responsible for the day to day management of SW Acquisition, L.P. SW II Acquisition LLC is the general partner of SW I Acquisition GP, L.P. TNP Enterprises is a holding company exempt under Section 3(a)(1) of the Act.

TNP Enterprises owns all of the issued and outstanding common stock of Texas-New Mexico Power Company (“TNMP”), an electric public utility corporation. It is the sole limited partner of First Choice Power, L.P. (“FCP”) and the sole owner of First Choice Power GP, LLC, the general partner of FCP. FCP is the sole limited partner of First Choice Power Special Purpose, L.P., a retail electric provider (“FCPSP”).

TNMP provides transmission and distribution services in 76 municipalities and adjacent rural areas in Texas and serves approximately 48,000 customers in nine municipalities and adjacent rural areas in New Mexico. No subsidiary of TNMP is a public utility under the Act, owns any transmission, distribution or generation facilities, or engages in any transmission, distribution or generation activities.

Within Texas, TNMP is a regulated public utility that during 2004 was engaged in the transmission and distribution of electric energy. TNMP provides transmission and distribution services to 76 municipalities in Texas, primarily smaller-to-medium sized communities. Only three of the Texas municipalities that TNMP serves have populations exceeding 50,000. The largest municipalities within Texas served by TNMP are Texas City, Lewisville, and League City. TNMP’s Texas service territory is found in three areas of the state:

•	56 communities in North and Central Texas extending from Lewisville, near Dallas-Fort Worth International Airport, along the Red River, and south and west of Fort Worth.

•	14 communities in southeastern Texas, between Houston and Galveston and to the south of Houston. The largest municipality in this area is Texas City.

•	Six communities in far west Texas between Midland and El Paso.

Within New Mexico, TNMP is a regulated public utility engaged in the supply, transmission, distribution and sale of electric energy. It owns transmission and distribution lines within New Mexico and serves nine communities in southern New Mexico. The largest of these are Silver City, Alamogordo and Ruidoso. The New Mexico region is based at Silver City.

Neither Claimant, FCP, FCPSP nor their respective general partners owns or operates facilities used for the generation, transmission or distribution or electric energy for sale.

Neither Claimant nor any of its subsidiaries own transmission lines that deliver or receive electricity at the border of Texas. Neither Claimant nor any of its subsidiaries own or operate any generation facilities.

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3. Certain information, for the calendar year 2004 with respect to TNP Enterprises and its subsidiaries, is provided in the following:

(a)	Total MWH sold and related revenues.

See TNP Enterprises, Inc. Form U-3A-2 filed with the Commission on 2/28/2005 -File No. 69-291.

(b) MWH sold at retail and related revenues.

See TNP Enterprises, Inc. Form U-3A-2 filed with the Commission on 2/28/2005 - File No. 69-291.

(c)	MWH sold at wholesale and related revenues.

See TNP Enterprises, Inc. Form U-3A-2 filed with the Commission on 2/28/2005 - File No. 69-291.

(d) MWH purchased and related expenses.

See TNP Enterprises, Inc. U-3A-2 filed with the Commission on 22/28/2005 - File No. 69-291.

4.	Information for the reporting period with respect to the Claimant and each interest it holds directory or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States Dollars.

(a)	Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

Not applicable. Neither the claimant nor any of its subsidiaries are directly or indirectly involved with, or have an interest in either an EWG or a foreign utility company.

(b)	Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

Not applicable.

(c)	Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

Not applicable

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Exhibit A. A consolidating statement of income (loss) of the TNP Enterprises and its subsidiaries for the last calendar year 2004, together with a consolidating balance sheet and consolidating statements of retained earnings of TNP Enterprises and its subsidiaries as of the close of the 2004 calendar year.

See TNP Enterprises, Inc. Form U-3A-2 filed with the Commission on 2/28/2005 - File No. 69-291.

Exhibit B. An organizational Chart showing the relationship of each EWG or foreign utility company to associate companies in holding company system.

Not applicable.

The above named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February, 2005.

SW Acquisition, L.P.

By:	SW I Acquisition GP, L.P.
as General Partner

By:	SW II Acquisition, LLC
as General Partner

By	/s/ William J. Catacosinos
William J. Catacosinos
Manager

Attest:

/s/ Kathleen A. Marion
Kathleen A. Marion

The name, title and address of the officer to whom notices and correspondence concerning this statement should be addressed is:

Dr. William J. Catacosinos

SW Acquisition, L.P.

2 Robbins Lane Suite 201

Jericho, NY 11753

With a copy to:

Paul W. Talbot

Texas-New Mexico Power Company

P.O. Box 2943

Fort Worth, TX 76113

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